UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                            FOODVISION.COM, INC.
                              (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                 34484N 10 3
                                (CUSIP Number)

                                 Paul R. Smith
                             2152 NW Parkway, Suit K
                             Marietta, Georgia 30067
                               (770) 937-0960
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 4, 2000
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 34484N 10 3

   (1)  Name of Reporting                     Paul R. Smith
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  Canada
        Organization

                                  (7)  Sole Voting
                                       Power         9,491,050 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         9,491,050 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        9,491,050 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             46.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 34484N 10 3

   (1)  Name of Reporting                     Rajeev Kalra
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  Canada
        Organization

                                  (7)  Sole Voting
                                       Power         9,491,050 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         9,491,050 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        9,491,050 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             46.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.001 par value per share (the "Common Stock"), of Foodvision.com, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2152 NW Parkway, Suite K, Marietta, Georgia 30067.

Item 2. Identity and Background

        (a) This Statement is filed by Paul R. Smith ("Smith"), an individual residing in the State of Georgia, and Rajeev Kalra ("Kalra"), an individual residing in the State of Georgia. Smith and Kalra are hereafter sometimes referred to collectively as "Reporting Person".

        (b) and (c)

        The principal business address of Smith and Kalra is 2152 NW Parkway, Suite K, Marietta, Georgia, 30067. The principal business of Smith and Kalra are to serve as officers and directors of the Company.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Smith is a citizen of Canada.  Kalra is
a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

        Smith acquired 91,050 shares of common stock of the Company in consideration for his interest in Investco Corporation, which was acquired by the Company on July 14, 1998. Smith acquired 3,000,000 shares of common stock of the Company in January 1999 in consideration for services rendered and to be rendered the Company. The balance of the shares of which Smith has beneficial interest are represented by options/warrants to purchase shares of common stock in the Company which have not been exercised as of the date of this report.

        Kalra acquired 91,050 shares of common stock of the Company in consideration for his interest in Investco Corporation, which was acquired by the Company on July 14, 1998. Kalra acquired 3,000,000 shares of common stock of the Company in January 1999 in consideration for services rendered and to be rendered the Company. The balance of the shares of which Kalra has beneficial interest are represented by options/warrants to purchase shares of common stock in the Company which have not been exercised as of the date of this report.

Item 4. Purpose of the Transaction

       91,050 shares of common stock owned by Smith were acquired as a result of the Company's acquisition of Investco Corporation in a reverse merger transaction on July 14, 1998. The balance of the shares owned by Smith were acquired for services rendered and to be rendered the Company.

       91,050 shares of common stock owned by Kalra were acquired as a result of the Company's acquisition of Investco Corporation in a reverse merger transaction on July 14, 1998. The balance of the shares owned by Kalra were acquired for services rendered and to be rendered the Company.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Smith is the owner of 3,091,050 shares of Common Stock, and is the beneficial owner of another 6,400,000 shares of Common Stock which Smith has the right to acquire pursuant to options/warrants, for total beneficial ownership of 9,491,050 shares of Common Stock, which is 46.3% of the outstanding shares of Common Stock. Smith disclaims beneficial ownership of 500,000 shares of Common Stock which two stepsons of Smith (who are also employees of the Company) have the right to acquire pursuant to options/warrants. Smith has the sole power to direct the vote or disposition of all shares beneficially owned by him.

        Kalra is the owner of 3,091,050 shares of Common Stock, and is the beneficial owner of another 6,400,000 shares of Common Stock which Kalra has the right to acquire pursuant to options/warrants, for total beneficial ownership of 9,491,050 shares of Common Stock, which is 46.3% of the outstanding shares of Common Stock. Kalra has the sole power to direct the vote or disposition of all shares beneficially owned by him.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Smith and Kalra have an oral understanding to, unless agreed otherwise, (a) devote their time and effort to the success of the Company,
(b) vote their shares of Common Stock for each other as director, (c) utilize their positions as directors to vote for each other as officers of the Company, and (d) utilize their shares and positions as directors to receive equal compensation from the Company. There is no written agreement evidencing their understanding.

Item 7. Materials to be Filed as Exhibits

          None

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Paul Smith
                                    PAUL SMITH, Individually


                                    /s/ Rajeev Kalra
                                    RAJEEV KALRA, Individually


Dated: February 14, 2000